06050937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High Street 30th Floor
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Guido 617.261.4126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann & Baumann CPAs
(Name – *if individual, state last, first, middle name*)

873 Worcester Street Wellesley, MA 02481
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 23 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Guido, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

On this 28th day of September, 20 06, before me, the undersigned notary public, personally appeared Jonathan Guido and proved to me through satisfactory evidence of identification, which were MA Drivers License, to be the person who signed the preceding or attached document in my presence, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her knowledge and belief.

JUDITH A. WILSON, Notary Public
My Commission Expires July 12, 2013
Notary Public

Signature

PARTNER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baumann & Baumann CPAs
873 Worcester Street
Wellesley, Massachusetts 02482
(781) 239-0190

To the Member and Management
America's Growth Capital, LLC
Boston, Massachusetts

Independent Auditors' Report

We have audited the accompanying statement of financial condition of America's Growth Capital LLC (the "Company"), a Delaware Limited Liability Company, a wholly owned subsidiary of America's Growth Capital Holdings LLC, as of June 30, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of America's Growth Capital LLC as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baumann & Baumann CPAs

September 25, 2006

AMERICA'S GROWTH CAPITAL LLC
Statement of Financial Condition
June 30, 2006

	2006
Assets	
Cash and cash equivalents	$5,505,652
Commissions receivable	186,420
Deposit with clearing broker	100,000
Management fees receivable	409,400
Deposits	145,800
Prepaid expenses and other current assets	165,885
Investments	46,929
Due from employee, non-interest bearing	11,125
Due from member, non-interest bearing	50,036
	6,621,247
Fixed assets:	
Hardware	344,383
Software	104,101
Furniture and fixtures	23,739
Leasehold improvements	12,320
	484,543
Less: accumulated depreciation and amortization	402,951
Total fixed assets, net	81,592
Total assets	$6,702,839
Liabilities and Member's Equity	
Liabilities	
Accounts payable	61,552
Accrued compensation and other current liabilities	994,456
Deferred revenue	289,576
Total liabilities	1,345,584
Commitments	
Member's equity	5,357,255
Total liabilities and member's equity	$6,702,839

See notes to statement of financial condition.

AMERICA'S GROWTH CAPITAL LLC
Note to Statement of Financial Condition
June 30, 2006

Note 1 - Organization and Nature of Business

America's Growth Capital LLC (the "Company") was incorporated January 8, 2003 under the laws of the State of Delaware and is a Limited Liability Company. America's Growth Capital Holdings LLC (the "Parent") is the Company's sole member. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in research, trading and investment banking services for its clients.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing industry practice. All items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents - Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain amounts from the prior year have been reclassified to conform to the current year's presentation.

Income Taxes - The Company is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its parent, America's Growth Capital Holdings LLC. The Company does not pay income taxes to its parent, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, the Company has many aspects of a pass-through entity and income taxes are not presented in its statement of financial condition.

Fixed Assets - Fixed assets are depreciated and amortized using the straight-line method over the following estimated useful lives.

	Life in Years
Hardware	2 years
Software	2 years
Furniture and fixtures	2 years
Leasehold improvements	Term of lease

Note 2 - Summary of Significant Accounting Policies, Continued

The remaining lives of fixed assets are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Note 3 - Receivable from and Payable to Broker-Dealers and Clearing Organization

The Company clears its proprietary and customer transactions through another broker-dealer, Pershing LLC, on a fully disclosed basis. Balances shown as commissions receivable represent amounts due in connection with the Company's normal transactions involving trading of securities and are held in a cash account for the benefit of the Company. As of June 30, 2006 and 2005, the Company had amounts due from Pershing of $186,420 and $301,836, respectively.

As of June 30, 2006 and 2005, the Company had amounts payable to Pershing of $3,090 and $115,703, respectively, which are included in accounts payable in the accompanying statements of financial condition. Balances shown as commissions payable represent amounts owed in connection with the Company's normal transactions involving trading securities.

Note 4 - Deposit with Clearing Broker

Pursuant to the clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by its institutional clients and any amounts due to the clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due.

Note 5 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate non-performance by its counterparties and the underlying financial statements do not include any reserves for such risks.

Note 6 - Commitments

The Company leases its facility under an operating sublease agreement. The agreement was to expire in 2007; however, in June 2006, the Company exercised its option to extend the lease until 2011. Deferred rent liability, which is included in other liabilities on the accompanying statements of financial condition, represents the Company's policy of amortizing rent expense on a straight-line basis over the life of the lease rather than recognizing expense as cash payments are made. Rental expense under the operating leases for the years ended June 30, 2006 and 2005 was approximately $471,000 and $246,000, respectively, for which approximately $35,000 and $43,000, respectively, was accrued as deferred rent.

The Company also utilizes certain equipment under the terms of operating leases expiring through 2007.

Baumann & Baumann CPAs
873 Worcester Street
Wellesley, Massachusetts 02482
(781) 239-0190

Report on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member and Management of America's Growth Capital, LLC
America's Growth Capital, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of America's Growth Capital, LLC (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Sac's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member and Management of America's Growth Capital, LLC
America's Growth Capital, LLC
Boston, Massachusetts

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would he material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the Sac's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Brennan & Brennan CPAs

September 25, 2006